September 23, 2024

William W. Snyder
Chief Executive Officer and Chairman
Shepherd Ave Capital Acquisition Corp
221 W 9th St, #859
Wilmington, DE 19801

       Re: Shepherd Ave Capital Acquisition Corp
           Registration Statement on Form S-1
           Filed July 24, 2024
           File No. 333-280986
Dear William W. Snyder:

       We have reviewed your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed July 24, 2024
Cover Page

1. We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on page 12. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you will not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation.
       Please refer to Item 1602 of Regulation S-K.

2. We note the offering price included in your dilution presentation is adjusted to $8.75 to include the value of the rights. Please revise your presentation to include disclosure that clearly explains the assumptions used to arrive at this adjusted offering price.
 September 23, 2024
Page 2
3. Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by
       Item 1602(a)(3), (4), and (5) of Regulation S-K.
4. Please state whether the redemptions will be subject to any limitations, such as the
       $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. We note your disclosure on page 9 and elsewhere in the prospectus.
5. Please state clearly on the cover page whether there may be actual or potential material conflicts of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.
6. Please disclose the price per share for the Class B ordinary shares paid by the sponsor on the cover page. See Regulation S-K Item 1602(a)(3).
7. We note the disclosure on page 121 regarding how the voting rights of the Class B shares differ from the Class A ordinary shares. Please provide disclosure regarding these Class
       B voting rights on the cover page.
8. We note your reference to "certain anti-dilution exceptions" on page 48. To the extent the
       Class B shares are subject to anti-dilution provisions, revise the cover page to state whether the anti-dilution provisions may result in a material dilution of the purchasers equity interests. See Item 1602(a)(3) of Regulation S-K. Also revise the description of the
       Class B securities in Description of Securities beginning on page 118 or clarify the reference in the risk factor on page 48, as applicable.
9. Disclose on the cover page, in the table in the summary on page 6, and in the table on page 87, the monthly cash compensation arrangements described on pages 106 and 107.
       See Regulation S-K Items 1602(a)(3), 1602(b)(6), and 1603(a)(6).
Summary, page 1

10. Please provide the compensation table required by Item 1602(b)(6) of Regulation S-
       K setting forth the payments to be received by your sponsor and affiliates and the securities issued and to be issued to your sponsor. We note, as examples, references on pages 18 and 19 to repayment of loans and expenses. We also note your disclosure on page 118 that if you increase or decrease the size of this offering, you will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable. Please disclose the antidilution adjustment of the insider shares, the payment of consulting, management or other fees that may be received by directors or members of your management team as disclosed on page 107, and the possibility that working capital loans may be converted into private placement units as noted on pages 17 and 83. Lastly, describe the extent to which these items of compensation and/or securities
       issuances may result in a material dilution of the purchasers    equity
interests.
11. Under Conflicts of Interest, please disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a deSPAC transaction. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. Address whether you have waived the corporate opportunity doctrine. See Item 1602(b)(7) of Regulation S-K. Please also revise the section beginning
 September 23, 2024
Page 3

       on page 109 to address these conflicts.
12. We note your disclosure on page 9 that you may extend such period pursuant to your amended and restated memorandum and articles of association to consummate a business combination. Please disclose clearly your plans if you do not consummate a de-SPAC transaction within 18 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
13. We note your disclosure on page 10 that you may be required to seek additional financing.
       Please provide disclosure regarding your plans or expectations to seek additional financing including any plans you have discussed internally about seeking financing. We note, for example, on page 60 you disclose that you may issue shares to investors in private placement transactions. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K. Risk Factors
If we are deemed to be an investment company, page 49

14. Please disclose that if you are found to be operating as an unregistered investment company, in addition to winding down your operations, you may be required to change your operations or register as an investment company under the Investment Company Act.
       Also, update your disclosure to reflect the effectiveness of the 2024 rules.
The excise tax included in the Inflation Reduction Act of 2022, page 54

15. Please disclose the risk that if the existing investors elect to redeem their shares such that their redemptions would subject the company to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
Dilution, page 76

16. Your disclosure appears to reflect an assumption that no additional securities will be issued in connection with the conversion of any working capital loans into working capital units or in connection with additional financing sought to facilitate an initial business combination. If true, please expand your disclosure to address these assumptions and highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 10 of your prospectus.
Management, page 102

17. We note your disclosure that your management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We also note the list of entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations on page 111. Briefly describe the fiduciary duties of each of your officers and directors to other companies to which they have fiduciary duties. See
 September 23, 2024
Page 4

       Item 1603(c) of Regulation S-K.
Certain Transactions, page 115

18. Please disclose any circumstances under which the sponsor could surrender or cancel securities, such as in connection with a PIPE financing or earnout provision in a de-SPAC. See Item 1603(a)(6) of Regulation S-K.
Description of Securities , page 118

19. We note section 52 of your Amended and Restated Memorandum and Articles of
       Association appears to provide for exclusive forum in certain circumstances. We also note that section 7.3 of the Rights Agreement also provides for exclusive forum. Please describe the material terms of these provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Arila E. Zhou, Esq.